

03 AUG 25 AM 7:21

11 August 2003



03029537

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf selling a spot cargo, lodged with the Australian Stock Exchange on 11 August 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 8/28

82-2286



AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 11 August 2003
11:00 (WST)

NORTH WEST SHELF SELLS SPOT CARGO

The North West Shelf LNG Sellers have signed sale and purchase agreements with BP Gas Marketing for the supply an LNG cargo of up to 135,000m^3 of LNG.

The LNG cargo will depart today from the North West Shelf's LNG loading facilities in Withnell Bay, Western Australia.

BP will deliver the cargo to a LNG receiving terminal in Spain.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638

INVESTOR INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592